Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

July 29, 2009

VIA EDGAR

Laura E. Hatch, Esq.

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Re:	Columbia Funds Series Trust (the “Trust”)
File Nos. 333-89661 and 811-09645

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on July 24, 2009 with respect to Post-Effective Amendment No. 72 (the “Amendment”) to the Registration Statement for Columbia Funds Series Trust (the “Registrant”) on Form N-1A relating to Columbia LifeGoal Growth Portfolio, Columbia LifeGoal Balanced Growth Portfolio, Columbia LifeGoal Income and Growth Portfolio and Columbia LifeGoal Income Portfolio (collectively, the “Portfolios”), filed with the Commission on June 2, 2009, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For convenience of reference, we have summarized each of the comments below, each of which is followed by our response.

1.	Comment: With respect to the prospectuses for the Portfolios in the section entitled “Principal Risks – Low and Below Investment Grade Securities Risk,” please provide disclosure to the effect that below investment grade securities are commonly referred to as “junk bonds.”

Response: The requested change will be made.

2.	Comment: With respect to the prospectuses for Columbia LifeGoal Balanced Growth Portfolio, please confirm supplementally that, under normal market conditions, the Portfolio invests at least 25% of its assets in fixed income securities and 25% of its assets in equity securities.

Response: The Registrant has confirmed that, under normal market conditions, the Portfolio invests and will continue to invest at least 25% of its assets in fixed income securities and 25% of its assets in equity securities.

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3.	Comment: With respect to the prospectuses for the Portfolios, in the section entitled “Additional Investment Strategies and Policies – Lending Securities,” please clarify whether any collateral under a securities lending arrangement can lose value and thereby impair a Portfolio’s net asset value per share.

Response: The Registrant believes that the current disclosure in the section of the prospectus captioned “Additional Investment Strategies and Policies – Lending Securities,” appropriately communicates the risk of loss to each Portfolio in connection with its securities lending program. However, the Registrant intends to revise the referenced disclosure as follows in order to describe more precisely how a Portfolio invests securities lending cash collateral:

Each Portfolio may lend portfolio securities to approved broker/dealers or other financial intermediaries on a fully collateralized basis in order to earn additional income. A Portfolio may lose money from securities lending if, for example, it is delayed in or prevented from selling the collateral after the loan is made or recovering the securities loaned or if it incurs losses on the reinvestment of cash collateral. A Portfolio may invest some or all of the cash collateral it receives in connection with its securities lending program in one or more pooled investment vehicles, including, among other vehicles, money market funds managed by the Portfolio’s securities lending agent (or its affiliate). The securities lending agent shares in any income resulting from the investment of such cash collateral, and an affiliate of the securities lending agent receives asset-based fees for the management of such pooled investment vehicles, which may create a conflict of interest between the securities lending agent (or its affiliate) and the Portfolio with respect to the management of such cash collateral. Engaging in securities lending is subject to certain risks, including counterparty risk, which is the risk that the counterparty to a transaction could default.

4.	Comment: With respect to the prospectuses for the Portfolios, in the section entitled “Underlying Funds Summary – Funds investing in below investment grade securities – Columbia High Income Fund,” please clarify that Columbia High Income Fund invests in securities that are commonly referred to as “junk bonds.”

Response: The requested change will be made.

The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Registrant acknowledges that Staff comments or changes to disclosure in

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response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4515.

Sincerely,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Peter T. Fariel, Esq.